FANTAWILD
[GRAPHIC OMITTED]
                                 FANTATECH INC.

          Suite 1A, 18/F, Tower 1, China Hong Kong City, 33 Canton Rd.,
                        Tsimshatsui, Kowloon , Hong Kong
                  Tel:(852) 2302 1636      Fax:(852) 2890 8678

                                September 6, 2005

VIA  EDGAR  AND  FEDERAL  EXPRESS
---------------------------------

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington  DC,  20549

Attn.:    Linda  Cvrkel
          Jean  Yu

        RE:  FANTATECH, INC. (THE "COMPANY")
             FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILE NO. 000-24374
             FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
             FILE NO. 000-24374

Ms. Cvrkel and Ms. Yu:

On behalf of Fantatech, Inc. (the "Company"), I have enclosed our replies in response to the comments received from the staff of the Securities and Exchange Commission ("Staff") in their letter dated August 30, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response.

Form  10-QSB  for  the  Quarter  Ended  June  30,  2005
-------------------------------------------------------

Note  9  -  Impairment  of  Intangible  Asset,  page  13
--------------------------------------------------------

1. We note the disclosure included in Note 9 indicating that the Company recognized an impairment charge of $170,950 associated with the Hytech US trademark during the three months ended June 30, 2005. Given that there were no sales contracts secured by Hytech US during 2005 or 2004, please explain why the impairment charge associated with this trademark was not recognized until the second quarter of 2005. We may have further comment upon receipt of your response.

     Response:
     ---------

     The Company acquired a 70% interest in Hytech US in September 2002 with a view to expanding its business in North America, and in early 2003, Hytech US moved its administrative offices from New Jersey to California. During 2003, Hytech US secured certain business through its marketing and promotional activities of products using Hytech US's trademarks ("FantaWild" and "FunPlex") in the North America market. In 2004, the Company continued its sales efforts in an attempt to obtain more business in North America through the introduction of a new product, the floating sphere 4D theater. Unlike the sales of ordinary merchandise, it normally takes five to eight months for the Company to enter into a sales contract with potential customers, especially customers in North America.

     Based on the operating results for 2003, management of the Company and Hytech US expected that the forecasted sales for the full year 2004 for Hytech US would result in a positive cash flow from operations, although no operating profit was expected. As Hytech US had ongoing enquiries and business negotiations in 2004, the Company determined that an impairment provision for the intangible trademark assets was not required at December 31, 2004. During the first quarter of 2005, Hytech US continued to be engaged in a number of ongoing business negotiations with potential customers, and the management of Hytech US continued to project sales and a positive operating cash flow for the full year 2005, although there were no sales contracts entered into during the first quarter of 2005 and the Company was contemplating a change in management at Hytech US.

     As part of management's review of the Company's consolidated results of operations for the second quarter of 2005, and, in particular, the effort and resources expended to date by Hytech US and the lack of new sales contracts resulting therefrom, management determined to revise the Company's business strategy concerning the operations of Hytech US. Accordingly, during the second quarter of 2005, management of the Company decided to reduce the Hytech US office to a virtual office and eliminate all of its United States employees. As a result, the Company conducted a re-evaluation of the intangible assets associated with Hytech US, as well as the related expected future cash flows, which resulted in the Company recording a full provision for impairment of $170,950 at June 30, 2005.

     The Company determined to record the impairment provision at June 30, 2005 in accordance with the change in circumstances and the related change in expected economic benefit from the intangible assets associated with Hytech US. This impairment charge was recognized during the second quarter of 2005 since that was the period in which management conducted its analysis of current financial and operating information and data, which provided the basis for management's decision to revise the Company's going forward business strategy with respect to Hytech US.


                                                                          2 of 3

The Company appreciates the Staff's comments made on the Company's Form 10-QSB for the quarter ended June 30, 2005 in order to assist the Company in compliance with the applicable disclosure requirements and to enhance the overall disclosure in its future filings. The Company will include expanded disclosures and changes to its future filings in relation to the comments raised by the Staff.


Sincerely yours,



/s/ Guangwei Liang
________________________
Guangwei Liang
Chief Executive Officer


cc:  Stubbs Alderton & Markiles, LLP
     Mr. Scott Galer (818) 444-4513
     Ms Leslie Ravestein (818) 444-4512
     Fax: (818) 475-1780


                                                                          3 of 3